UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

JIVE SOFTWARE, INC.

(Name of Subject Company (Issuer))

JAZZ MERGERSUB, INC.

(Offeror)

A Wholly Owned Subsidiary of

WAVE SYSTEMS CORP.

(Parent of Offeror)

A Wholly Owned Subsidiary of

ESW CAPITAL, LLC

(Parent of Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

47760A108

(CUSIP Number of Class of Securities)

Andrew S. Price

Chief Financial Officer

Wave Systems Corp.

401 Congress Ave Suite 2650

Austin, TX 78701

(512) 201-8287

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Laura Medina, Esq.

Matt Hallinan, Esq.

Cooley LLP

380 Interlocken Crescent, Suite 900

Broomfield, CO 80021-8023

(720) 566-4000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$428,259,508	$49,635.28

(1)	Estimated for purposes of calculating the amount of the filing fee only. The transaction valuation was calculated by (i) adding the sum of (A) 79,765,477 shares of common stock, par value $0.0001 per share, of Jive Software, Inc. (the “Company”) issued and outstanding multiplied by the offer price of $5.25 per share as of May 10, 2017; (B) 4,740,350 shares of common stock of the Company potentially issuable upon conversion of outstanding in-the-money stock options as of May 10, 2017 multiplied by the offer price of $5.25 per share less the weighted average exercise price for such options of $2.91 per share; (C) 6,166,066 shares subject to outstanding restricted stock units as of May 10, 2017, multiplied by the offer price of $5.25 per share and (D) up to 273,977 shares of common stock of the Company which constitutes the maximum number of shares that may be issued prior to the expiration of the Offer under the 2015 Employee Stock Purchase Plan of the Company multiplied by the offer price of $5.25 per share minus (ii) $35,411,891, representing a portion of the Company’s stock options and restricted stock units that will not be paid at closing of the transaction but rather will be converted into the right to receive cash payments in accordance with the existing vesting schedule (as modified by the terms of the offer). The calculation of the filing fee is based on information provided by the Company as of May 10, 2017.
(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2017, issued August 31, 2016, by multiplying the Transaction Valuation by 0.0001159.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

* If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (cross-border issuer tender offer).
☐	Rule 14d-1(d) (cross-border third-party tender offer).

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) is filed by (i) Jazz MergerSub, Inc., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of Wave Systems Corp., a Delaware corporation (“Wave Systems” or “Parent”) and a wholly owned subsidiary of ESW Capital, LLC, a Delaware limited liability company (“Guarantor”), (ii) Parent, and (iii) Guarantor. This Schedule TO relates to the offer (the “Offer”) by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the “Company Shares”), of Jive Software, Inc., a Delaware corporation (the “Company”), at a purchase price of $5.25 per Company Share, net to the selling stockholder in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 12, 2017 (together with any amendments and supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

The information set forth in the Offer to Purchase, including Schedule I thereto, is hereby incorporated by reference in answer to Items 1 through 13 of this Schedule TO, and is supplemented by the information specifically provided herein.

Item 1.	Summary Term Sheet.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is Jive Software, Inc., a Delaware corporation. The Company’s principal executive offices are located at 300 Orchard City Drive, Suite 100, Campbell, California 95008. The telephone number of the Company is (669) 282-4000.

(b) This Schedule TO relates to the outstanding shares of common stock, par value $0.0001 per share, of the Company. The Company has advised Parent that, as of May 10, 2017, 79,765,477 Company Shares were issued and outstanding.

(c) The information set forth in the sections in the Offer to Purchase entitled “Price Range of Company Shares; Dividends” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a)—(c) This Schedule TO is filed by Guarantor, Parent and Purchaser. The information set forth in the section of the Offer to Purchase entitled “Certain Information Concerning Guarantor, Parent and Purchaser” and in Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a)(1)(i)—(viii), (xii), (a)(2)(i)—(iv), (vii) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “Terms of the Offer,” “Acceptance for Payment and Payment for Company Shares,” “Procedures for Accepting the Offer and Tendering Company Shares,” “Withdrawal Rights,” “Certain Material United States Federal Income Tax Consequences to U.S. Holders,” “The Transaction Documents,” “Purpose of the Offer; Plans for the Company,” “Conditions of the Offer,” “Certain Legal Matters; Regulatory Approvals” and “Miscellaneous” is incorporated herein by reference.

(a)(1)(ix)—(xi), (a)(2)(v)—(vi) Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a), (b) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “Certain Information Concerning Guarantor, Parent and Purchaser,” “Background of the Offer; Past Contacts or Negotiations with the Company,” “The Transaction Documents” and “Purpose of the Offer; Plans for the Company” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a), (c)(1)—(7) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “Price Range of Company Shares; Dividends,” “Background of the Offer; Past Contacts or Negotiations with the Company,” “The Transaction Documents,” “Purpose of the Offer; Plans for the Company” and “Certain Effects of the Offer” and in Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a)—(b), (d) The information set forth in the section of the Offer to Purchase entitled “Source and Amount of Funds” is incorporated herein by reference.

(c) The information set forth in the sections of the Offer to Purchase entitled “Source and Amount of Funds” and “Fees and Expenses” is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

The information set forth in the sections of the Offer to Purchase entitled “Certain Information Concerning Guarantor, Parent and Purchaser,” “The Transaction Documents” and “Purpose of the Offer; Plans for the Company” is incorporated herein by reference.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

The information set forth in the section of the Offer to Purchase entitled “Fees and Expenses” is incorporated herein by reference.

Item 10.	Financial Statements.

Not applicable.

Item 11.	Additional Information.

(a)(1) The information set forth in the sections of the Offer to Purchase entitled “Certain Information Concerning Guarantor, Parent and Purchaser,” “Background of the Offer; Past Contacts or Negotiations with the Company,” “The Transaction Documents” and “Purpose of the Offer; Plans for the Company” is incorporated herein by reference.

(a)(2) The information set forth in the sections of the Offer to Purchase entitled “Purpose of the Offer; Plans for the Company,” “Conditions of the Offer” and “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(a)(3) The information set forth in the sections of the Offer to Purchase entitled “Conditions of the Offer” and “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(a)(4) The information set forth in the sections of the Offer to Purchase entitled “Certain Effects of the Offer,” “Source and Amount of Funds” and “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(a)(5) The information set forth in the section of the Offer to Purchase entitled “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12.	Exhibits.

Exhibit	Exhibit Name

(a)(1)(A)	Offer to Purchase dated May 12, 2017.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)(A)	Press release issued by Jive Software, Inc. on May 1, 2017 (incorporated by reference to Exhibit 99.1 of the Current Report on Schedule TO-C filed by Wave Systems Corp. on May 1, 2017).

(a)(5)(B)	Press Release of Jive Software, Inc., dated May 1, 2017 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Wave Systems Corp. on May 1, 2017).

(a)(5)(C)	Transcript of Jive World Mainstage Discussion with Elisa Steele and Scott Brighton delivered on May 2, 2017 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Wave Systems Corp. on May 3, 2017).

(a)(5)(D)	Blog Post by Scott Brighton, dated May 4, 2017 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Wave Systems Corp. on May 4, 2017).

(a)(5)(E)	Blog Post by Scott Brighton, dated May 5, 2017 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Wave Systems Corp. on May 5, 2017).

(a)(5)(F)	Summary Newspaper Advertisement as published in The New York Times on May 12, 2017.

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated April 30, 2017, by and among Wave Systems Corp., Jazz MergerSub, Inc. and Jive Software, Inc., (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K (001-35367) filed by Jive Software, Inc. on May 1, 2017).*

(d)(2)	Tender and Support Agreement, dated April 30, 2017, by and among Wave Systems Corp. and certain stockholders of Jive Software, Inc. listed on Annex I thereto (incorporated by reference to Exhibit 99.2 of the Current Report on Form 8-K (001-35367) filed by Jive Software, Inc. on May 1, 2017).

(d)(3)	Limited Guaranty, dated April 30, 2017, made by ESW Capital, LLC in favor of Jive Software, Inc.

(d)(4)	Confidentiality Agreement, dated January 11, 2017, by and between Aurea Software, Inc. and Jive Software, Inc.

(d)(5)	Exclusivity Agreement, dated April 17, 2017, by and between Aurea Software, Inc. and Jive Software, Inc.

(g)	Not applicable.

(h)	Not applicable.

*	Certain schedules have been omitted and Wave Systems Corp. agrees to furnish supplementally to the Securities and Exchange Commission a copy of any omitted schedules upon request.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 12, 2017	Jazz MergerSub, Inc.

	By:	/s/ Andrew S. Price
Name: Andrew S. Price
Title: Chief Financial Officer

Date: May 12, 2017	Wave Systems Corp.

	By:	/s/ Andrew S. Price
Name: Andrew S. Price
Title: Chief Financial Officer

Date: May 12, 2017	ESW Capital, LLC

	By:	/s/ Andrew S. Price
Name: Andrew S. Price
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit	Exhibit Name

(a)(1)(A)	Offer to Purchase dated May 12, 2017.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)(A)	Press release issued by Jive Software, Inc. on May 1, 2017 (incorporated by reference to Exhibit 99.1 of the Current Report on Schedule TO-C filed by Wave Systems Corp. on May 1, 2017).

(a)(5)(B)	Press Release of Jive Software, Inc., dated May 1, 2017 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Wave Systems Corp. on May 1, 2017).

(a)(5)(C)	Transcript of Jive World Mainstage Discussion with Elisa Steele and Scott Brighton delivered on May 2, 2017 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Wave Systems Corp. on May 3, 2017).

(a)(5)(D)	Blog Post by Scott Brighton, dated May 4, 2017 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Wave Systems Corp. on May 4, 2017).

(a)(5)(E)	Blog Post by Scott Brighton, dated May 5, 2017 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Wave Systems Corp. on May 5, 2017).

(a)(5)(F)	Summary Newspaper Advertisement as published in The New York Times on May 12, 2017.

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated April 30, 2017, by and among Wave Systems Corp., Jazz MergerSub, Inc. and Jive Software, Inc., (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K (001-35367) filed by Jive Software, Inc. on May 1, 2017).*

(d)(2)	Tender and Support Agreement, dated April 30, 2017, by and among Wave Systems Corp. and certain stockholders of Jive Software, Inc. listed on Annex I thereto (incorporated by reference to Exhibit 99.2 of the Current Report on Form 8-K (001-35367) filed by Jive Software, Inc. on May 1, 2017).

(d)(3)	Limited Guaranty, dated April 30, 2017, made by ESW Capital, LLC in favor of Jive Software, Inc.

(d)(4)	Confidentiality Agreement, dated January 11, 2017, by and between Aurea Software, Inc. and Jive Software, Inc.

(d)(5)	Exclusivity Agreement, dated April 17, 2017, by and between Aurea Software, Inc. and Jive Software, Inc.

(g)	Not applicable.

(h)	Not applicable.

*	Certain schedules have been omitted and Wave Systems Corp. agrees to furnish supplementally to the Securities and Exchange Commission a copy of any omitted schedules upon request.